Levere Holdings Corp.

PO Box 1093, Boundary Hall,

Cricket Square, Grand Cayman,

KY1-1102, Cayman Islands

March 17, 2021

VIA EMAIL & EDGAR

Alexandra Barone

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Levere Holdings Corp. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-253105)

Dear Ms. Barone:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-253105) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 18, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel at (650) 470-4540 and Pranav Trivedi at +44 20 7519 7026 of Skadden, Arps, Slate, Meagher & Flom LLP and that such effectiveness also be confirmed in writing.

Very truly yours,

Levere Holdings Corp.

By:	/s/ Martín Varsavsky Waisman-Diamond
Name: Martín Varsavsky Waisman-Diamond
Title: Chairman and Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Esq. and Pranav Trivedi, Esq.

cc:	Davis Polk & Wardwell LLP

Derek Dostal, Esq. and Leo Borchardt, Esq.